Bluescape Opportunities Acquisition Corp.

200 Crescent Court, 19th Floor
Dallas, Texas 75201

October 26, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Bluescape Opportunities Acquisition Corp. Registration Statement on Form S-1 File No. 333-248551

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bluescape Opportunities Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Standard Time, on October 27, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ C. John Wilder
C. John Wilder
Chief Executive Officer